Exhibit 99.1

Oculis Announces Oversubscribed $110 Million Financing to Accelerate Privosegtor Development

October 30, 2025

ZUG, Switzerland, October 30, 2025 (GLOBE NEWSWIRE) — Oculis Holding AG (Nasdaq: OCS; XICE: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in ophthalmology and neuro-ophthalmology, today announced the pricing of offerings of an aggregate of 5,432,098 of its ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 per share for total gross proceeds of $110 million before deducting underwriting discounts and commissions and offering expenses. In connection with the Underwritten Offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 703,703 ordinary shares at a price of $20.25 per share.

Oculis intends to use the net proceeds from the financing to advance and accelerate the development of its novel neuroprotective clinical candidate, Privosegtor in acute optic neuritis (AON) and non-arteritic anterior ischemic optic neuropathy (NAION), as well as for working capital and general corporate purposes.

The financing consists of an underwritten offering (the “Underwritten Offering”) of 4,691,358 ordinary shares and a registered direct offering to an investor of 740,740 ordinary shares (the “Direct Offering” and, together with the Underwritten Offering, the “Offerings”). The Offerings are expected to close on or about November 3, 2025, subject to satisfaction of customary closing conditions. Of the shares being offered, including shares underlying the underwriters’ option, 2,635,801 are new shares that will be issued out of the Company’s existing capital band (Kapitalband) before closing and 3,500,000 are shares previously held in treasury by the Company. The issuance of the new shares will bring the total number of registered shares authorized by the Company as per its Articles of Association up to 57,169,475.

J.P. Morgan, Leerink Partners and Pareto Securities are acting as joint bookrunning managers for the Underwritten Offering. Van Lanschot Kempen is acting as manager for the Underwritten Offering. Arctica Finance is acting as financial advisor for the Underwritten Offering.

The Offerings are being made pursuant to a registration statement on Form F-3, including a base prospectus, that was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2024 and declared effective on April 3, 2024. The shares referred to in this press release are being offered in the United States only by means of a prospectus supplement. Final prospectus supplements and accompanying prospectuses relating to the Offerings will be filed with the SEC and will be available at no cost on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement for the Underwritten Offering and the accompanying prospectus may be obtained, when available, from: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105 or by email at syndicate@leerink.com; or Pareto Securities AB, Berzelii Park 9, P.O. Box 7415, 103 91 Stockholm, Sweden, or email: info@paretosec.com.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on innovations addressing neuro-ophthalmic conditions with significant unmet medical needs. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: Privosegtor, a neuroprotective candidate in the PIONEER program which consists of studies intended to support registration for treatment in optic neuropathies like acute optic neuritis (AON) and non-arteritic anterior ischemic optic neuropathy (NAION), with potentially broad clinical applications in various other neuro-ophthalmic and neurological diseases; OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema (DME); and Licaminlimab, a novel, topical anti-TNFα in Phase 2, which is being developed with a genotype-based approach to drive personalized medicine in dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

Important Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these shares, nor shall there be any sale of these shares, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

With respect to the member States of the European Economic Area (a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the shares referred to herein requiring a publication of a prospectus in any Relevant Member State. As a result, the shares may not and will not be offered in any Relevant Member State except in accordance with the exemptions set forth in Article 1(4) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when shares are offered to the public admitted to trading on a regulated market, as amended (the “Prospectus Regulation”) or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that Relevant Member State.

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The shares referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding these Offerings may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the SEC, no steps have been taken, or will be taken, for the Offerings of shares in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. Oculis is not liable if these restrictions are not complied with by any person.

Oculis Contact

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the expected closing of the Offerings and the expected use of proceeds from the Offerings are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F, the prospectus supplements related to these Offerings and any other documents filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.